Filed by II-VI Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Finisar Corporation

Commission File No.: 000-27999

On November 12, 2018, Vincent D. Mattera, Jr., President and Chief Executive Officer of II-VI Incorporated (“II-VI”), gave a presentation to certain employees of Finisar Corporation (“Finisar”). The following is a transcript of that presentation.

Forward-looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important factors that may cause such a difference include, but are not limited to: (i) the ability of II-VI and Finisar to complete the proposed transaction on the anticipated terms and timing or at all, (ii) the ability of the parties to satisfy the conditions to the closing of the proposed transaction, including obtaining required regulatory approvals, (iii) potential litigation relating to the proposed transaction, which could be instituted against II-VI, Finisar or their respective directors, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) the triggering of any third party contracts containing consent and/or other similar provisions, (vi) any negative effects of the announcement of the transaction on the market price of Finisar’s common stock and/or negative effects of the announcement or commencement of the transaction on the market price of II-VI’s common stock, (vii) uncertainty as to the long-term value of II-VI’s common stock, and thus the value of the II-VI shares to be issued in the transaction, (viii) any unexpected impacts from unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (ix) inherent risks, costs and uncertainties associated with integrating the businesses successfully and achieving all or any of the anticipated synergies, (x) potential disruptions from the proposed transaction that may harm II-VI’s or Finisar’s respective businesses, including current plans and operations, (xi) the ability of II-VI and Finisar to retain and hire key personnel, (xii) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S. or foreign laws, rules or regulations, that could delay or prevent completion of the proposed transaction or cause the terms of the proposed transaction to be modified, (xiii) the ability of II-VI to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (xiv) economic uncertainty due to monetary or trade policy, political or other issues in the United States or internationally, (xv) any unexpected fluctuations or weakness in the U.S. and global economies, (xvi) changes in U.S. corporate tax laws as a result of the Tax Cuts and Jobs Act of 2017 and any future legislation, (xvii) foreign currency effects on II-VI’s and Finisar’s respective businesses, (xviii) competitive developments including pricing pressures, the level of orders that are received and can be shipped in a quarter, changes or fluctuations in customer order patterns, and seasonality, (xix) changes in utilization of II-VI or Finisar’s manufacturing capacity and II-VI’s ability to effectively manage and expand its production levels, (xx) disruptions in II-VI’s business or the businesses of its customers or suppliers due to natural disasters, terrorist activity, armed conflict, war, worldwide oil prices and supply, public health concerns or disruptions in the transportation system, and (xxi) the responses by the respective managements of II-VI and Finisar to any of the aforementioned factors. Additional risks are described under the heading “Risk Factors” in II-VI’s Annual Report on Form 10-K for the year ended June 30, 2018, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 28, 2018 and in Finisar’s Annual Report on Form 10-K for the year ended April 29, 2018 filed with the SEC on June 15, 2018.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction (the “Form S-4”). While the list of factors discussed above is, and the list of factors to be presented in the Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Neither II-VI nor Finisar assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between II-VI and Finisar, II-VI and Finisar will file relevant materials with the SEC, including a registration statement on Form S-4 filed by II-VI that will include a joint proxy statement of II-VI and Finisar that also constitutes a prospectus of II-VI, and a definitive joint proxy statement/prospectus that will be mailed to shareholders of II-VI and stockholders of Finisar. INVESTORS AND SECURITY HOLDERS OF II-VI AND FINISAR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by II-VI or Finisar through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by II-VI will be available free of charge within the Investor Relations section of II-VI’s internet website at https://www.ii-vi.com/investor-relations/. Copies of the documents filed with the SEC by Finisar will be available free of charge on Finisar’s internet website at http://investor.finisar.com/investor-relations.

Participants in Solicitation

II-VI, Finisar, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of II-VI is set forth in its Annual Report on Form 10-K for the year ended June 30, 2019, which was filed with the SEC on August 28, 2018, and its definitive proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 31, 2017. Information about the directors and executive officers of Finisar is set forth in its Annual

Report on Form 10-K for the year ended April 29, 2018, which was filed with the SEC on June 15, 2018, and its definitive proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on July 26, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

1 1 2 3 ——————————————————--x 4 5 6 Project #466464 Finisar Corporation 7 8 9 ——————————————————--x 10GMT20181112-180938_All-Hands-.mp3 11 DATED November 12, 2018 12 13 14 15 16 REPORTED BY: [ENTER NAME] 17 18 19 20 21 22 23 24 25 [START TAPE 1 SIDE A]

1 MICHAEL HURLSTON, CEO FINISAR 2 CORPORATION: Chuck Mattera is here to speak 3 to all of us. He’s got a wonderful 4 presentation ready to go. I’m very excited— 5 I said to you guys on Friday—to introduce 6 Chuck. He is a fabulous person. We’ve had 7 a lot of time together. I went to Pittsburg 8 this weekend and he and the board of 9 directors for II-VI. Great group of people. 10 I’ve been very, very impressed with Chuck’s 11 team, his management team. Just a great, 12 great group of people. So, with that, I’m 13 gonna turn it over to Chuck Mattera and he’s 14 gonna give us a pitch. 15 [Crosstalk] 16 VINCENT D. MATERRA, CEO II-VI, INC.: 17 Thank you, Michael. Okay, I see a potential 18 OSHA problem in the making. [laughter] I’m 19 known for—I’m accident prone [laughter]. 20 Good morning, everybody. It’s really a 21 great pleasure to be here. Thank you very 22 much for taking time for me. I apologize 23 for being late. Benjamin Franklin said 24 there’s nothing like the last minute for 25 making us all efficient. And we for sure

1 needed it. Thank you Michael and Chris for 2 helping. 3 Here’s what I’d like to do, good 4 afternoon for the people who are in Europe 5 and maybe on the East Coast and may be 6 joining in. Welcome as well. Michael made 7 a program that’s about 60 minutes long. I’m 8 gonna need all 60 minutes. So, I think, 9 right out of the chute, we need to 10 acknowledge you’re gonna be probably ‘til 11 12:15. And if anybody, anybody needs to 12 leave, you know, just go ahead and do what 13 you need to do on time. 14 This is probably the most exciting 15 chapter in my career and in my life so far. 16 I’ll turn 63 years old in January. I’ve 17 been at this, in this market, in this 18 industry, for 35 years after graduate school. 19 So, when I add in the 10 years it took me to 20 get ready for it, I’ve been at this for 45 21 years and still learning, and I’m really 22 excited about the possibility of extending 23 that learning together with you and that 24 [unintelligible]. 25 So having done quite a few of these

1 acquisitions in the past, maybe more than 20, 2 I joined II-VI as a board member in 2000, 3 almost 19 years ago. I was still an 4 executive at Lucent Technologies, then 5 became Agere Systems. In 2002, when the 6 telecom market melted down, I was asked to 7 step off the board of II-VI and help the 8 Agere Systems in the process of shutting 9 down the optoelectronics business there. 10 And so, I stepped off the II-VI board in 11 2002. I rejoined as an executive in 2004. 12 When I joined II-VI in 2004, you’ll see one 13 of the slides—I’m gonna go through my slides 14 really fast—but you’ll see on one of the 15 slides, the company was about $72 million 16 dollars in sales when I was a board member 17 when I joined in 2000. And we have done 18 about 22 or 23 acquisitions in investments. 19 Most of those were done since I joined the 20 company. And I’m happy to say I in that 21 case because I’m responsible for, for those 22 acquisitions, ultimately and especially any 23 shortcomings. The deal I have with 24 everybody in the organization is, that the 25 buck stops with me. Everybody else can take

1 all the credit for things. I have to, I 2 have to face the challenges associated with 3 ‘em. Fortunately, they’ve all been a 4 success, by any measure. 5 Part of the reason for the success is 6 the company culture, which allows us, 7 especially the leadership team of the 8 company to have a deep empathy for people 9 who are sitting where you are. 10 And so, today, even though I have this 11 presentation, which many, has slides in it, 12 which many of you would’ve seen from Friday. 13 I’m gonna head right through the front door 14 and answer—I’m gonna make a few comments, a 15 dozen of them, which I think will answer at 16 least half of the questions that may be on 17 your mind today. And a lot of the other 18 answers that may come later are gonna have 19 to be open and honest and open from me, I 20 don’t know. But I do know some things. And 21 I’d like to share those with you as maybe 22 take 10 minutes, 12 minutes. I jotted ‘em 23 down. I know that you’ve asked questions of 24 me as well. Michael provided me with those 25 questions. I would propose to go through

1 mine, go through the presentation, go 2 through yours, if I haven’t answered them by 3 then. 4 Okay, number one, we are really, really 5 excited about this combination. Every which 6 way we cut it, the complementarity, the 7 combination, the complementarity and the 8 similarities in so many ways and the 9 opportunity to transform many of the markets 10 that we’re in and to participate together in 11 new markets is really an exciting prospect. 12 We are anticipating a lengthy integration 13 period prior to the close. What we said was 14 we expect that might last at least until the 15 middle of next year. 16 During this integration period, we will 17 work as collaboratively as we’re allowed to 18 do by the law. And we will listen. We will 19 continue to work to understand. We’ll 20 develop joint recommendations to the complex 21 problems and opportunities that are in front 22 of us, and we will build an integration team 23 made up of employees from both companies and 24 both companies’ representatives to the team 25 will be involved with developing and

1 delivering the recommendations. 2 As it stands now, I won’t know all the 3 answers to all the questions. In fact, I 4 won’t even know all the questions. But by 5 the process that we’ve come to at this point, 6 I feel really comfortable and very confident, 7 both in our strategy and in the prospects 8 that exist for both companies. So we’re 9 gathering the questions, including the ones 10 I received from you today. Developing a 11 process to get them answered in the right 12 order and after the right consultations, 13 including the legal advice that we need. 14 What we do know is that we have two 15 great companies with a rich history coming 16 together to address rapidly growing and 17 transformational markets. 18 The detail customer market and 19 business-type questions are going to, out of 20 necessity, remain outside our collaborative 21 efforts until the close. There’s plenty 22 that we can talk about and we will talk 23 about and work on, in terms of understanding 24 the philosophy, better understanding the 25 culture, the processes, the systems and

1 approaches. So we’re well positioned to hit 2 the ground running on the day the 3 transaction closes. I believe that we’ll 4 need to fully integrate the cultures, 5 establish a common set of new values that 6 reflect our heritages and our future. I 7 continue to believe that we have the 8 opportunity to grow the size of the company 9 in the next five to ten years to be 10 substantially larger, in terms of revenue 11 and profit, and in terms of the value of the 12 contribution that it brings, not only to the 13 market but to society in general. 14 We have a rich history of successful 15 integrations, and we’ll build on that. We 16 make mistakes, and we have to learn from 17 those mistakes. As Benjamin Franklin said, 18 “Your good judgement comes from experience, 19 unfortunately experience comes from bad 20 judgement.” And we will work hard to avoid 21 making big mistakes. And the little 22 mistakes, we have to let them progress 23 because that’s how the whole organization 24 will learn together. 25 While we do approach compensation and

1 benefits a little differently I think than 2 what Finisar do, we believe in being 3 competitive as well, so that we’re able to 4 attract, retain and motivate talent. And we 5 want to be able to reward and we’ve been 6 doing that for 48 years. Great performance 7 and is—our experience has been as best been 8 done through variable programs including 9 cash and equity, similar to what Finisar has 10 done but maybe with a different mix so far. 11 And this is all gonna have to take time to 12 get sorted out and that’s the reason why I 13 need to have an integration team around us 14 to be able to advise us about the 15 differences and the perspectives. So when 16 we hit the ground running, we at least have 17 a line of sight to the best foundation we 18 can to launch the company. 19 I expect the new management structure 20 to be in place and that all employees in the 21 company will know their management structure 22 and their boss prior to the closing. This 23 will be worked on in detail by the joint 24 integration team throughout the integration 25 process. There’s no question, that with an

1 integration this size, which will be the 2 biggest that we’ve ever done obviously, is 3 going to be a challenge, really exciting 4 challenge. We need to be comfortable with 5 that; I am. We need to be thoughtful about 6 that; I sure will be. We need to ask each 7 other for help around that; I will 8 definitely ask for it. And we need to stay 9 focused on the customer, on our employees 10 and the benefits that our shareholders will 11 long term derive. 12 Okay. Let me move to the presentation 13 if I can. Thank you, Dale. Let’s see, 14 besides Julie and Ken that I saw this 15 morning, there’s a handful of people here 16 that used to work for me. Used to work for 17 me and I can’t see or don’t recognize you 18 anymore. Okay, okay. Is that Keshore back 19 there? Okay. How about Scott Pesarcik; is 20 he here? [Crosstalk] He’s in Fremont. Okay, 21 I’ll look for him. 22 Okay. Good afternoon, everybody. Okay. 23 So some of the slides you already saw. I’m 24 gonna go through this really fast, and I’m 25 gonna skip through things. It’s gonna be

1 on—guess it’s gonna be publicly available, 2 so I’m gonna go quickly. That we are—the 3 company was founded in 1971. Went public 4 in ’87. Had an IPO and had 10 million in 5 sales. Has been a long-term, steady-growing 6 company with a diversified customer base. 7 I’ll say more about that in a minute. As I 8 mentioned on the call on Friday when people 9 ask, oh what do you think about transceivers. 10 I go, what kind of a question is that? 11 Billion dollars in revenues come from 12 transceivers. Why would anybody be excited 13 our end of the business if they weren’t 14 excited about transceivers? And so, the 15 experience that we have is, that we have 16 been over time segmenting the market. Our 17 foundation is in materials. And we think 18 about the world that way in the same way 19 that I think your company thinks about the 20 world as integrated optics and electronics 21 to a large extent. And coming from two 22 different extremes. So, we think about the 23 foundation as adding functionality, 24 reliability, trade secrets, competitive edge, 25 performance at the level of the material

1 itself. But over time, to address our 2 customers’ requirements for reliability, for 3 cost, for functionality, we’ve been willing 4 to integrate up to the component. Only in 5 the last five years or so after we acquired 6 the world’s best fiber amplifier business 7 that had the original Corning, large Corning 8 investment of a billion dollars, I believe, 9 in the fiber amplifiers. Once we bought 10 that business, then all of a sudden we were 11 in a different world. We had to deal with 12 firmware. We had to deal with electronics. 13 We had to deal with the integration, and we 14 were quite, quite happy and quite successful, 15 I will say. At the moment, we’re on the 16 verge of making a major breakthrough into 17 the market with regard to some additional 18 functionality that we’ve been developing at 19 the subsystem level. But it’s not a 20 requirement for us all at once that we need 21 to be at the material, component and the 22 subsystem level all at once. And I’ll show 23 you in a second, we’ve been hanging around 24 in the silicon carbide substrate for about 25 25 years. Now—and it’s coming to a time

1 when we’ll probably gonna start to make a 2 step up. 3 So the company structure, unlike 4 Finisar, which is or has been organized by 5 function for most of its history, I 6 understand, until Michael has come and 7 introduced the business-unit structure on 8 top of functional organization. We’re 9 coming exactly from the other direction. 10 We’ve been organized by business unit, three 11 of them, called segments. And the segments 12 roll up and they each contain five or six 13 different divisions. And the segments face 14 the market place but they also face each 15 other because our vertical integration in 16 many cases, and I’ll show you one slide as 17 far as a ROADM line card goes. You’ll see 18 that the vertical integration actually 19 happens across the segments. So that 20 performance products that make thermo-21 electric coolers sells them to laser 22 solutions which makes 980 pumps to flow 23 tonics which makes the module and makes the 24 amplifier. But these are largely 25 independent business units, just like the

1 four business units are coming together. We 2 have challenges. We can’t scale the 3 companies as efficiently as we would like to 4 in the structure. One of the attractive 5 things about Finisar was that fact that you 6 guys, in our opinion, with your functional 7 structure and all the work that’s been done 8 in the supply chains—IT and HR and finance, 9 in sales. And then to be able to build out 10 a capability for integrating designs through 11 those functions. That’s a place where we 12 want to get to. And we saw the possibility 13 in combining there’d be a rich opportunity 14 for us to leverage that experience. 15 Okay. Inside the three segments that 16 we have—we’re organized by division and the 17 divisions, you can read them. You can read 18 the names here. You can look on the 19 Internet. The biggest division today is the 20 photonics segment by sales. The second 21 largest is laser solutions. And performance 22 products is basically an engineered 23 materials—two engineered materials 24 businesses, a thermo-electric cooler 25 businesses, or business, and our military

1 business, okay. 2 I’m gonna really flip through these 3 fast. If you’d just—I’d like to have you 4 focus on this pie chart. Sixty, about two-5 thirds of our laser solutions segment 6 revenues are addressing the industrial 7 materials processing market for cutting and 8 welding steel. And this is a business where 9 our 3D sensing investment was made. So 3D 10 sensing is also included in here. And I’m 11 not gonna get through this. You can read it 12 faster than I can write it. You can read it 13 faster than I can speak it, but this is, but 14 this was the founding business of the 15 company that we started with the infrared 16 optics business. In flow tonics, this 17 business came about by, as a result of our 18 interest in serving the fiber laser market. 19 Whether you make fiber laser for amplifiers 20 for communication networks or you’re getting 21 them together to couple the output power to 22 cut steel, it’s basically the same 23 technology. So when I joined the company, 24 when I joined the board in 2000, I asked the 25 company, hey is this fiber laser an

1 opportunity or is it a threat, or is it both 2 to the future of II-VI, which had a CO2 3 optics laser business at its core. And we 4 went about the business of not debating for 5 long, whether it would be an opportunity or 6 a threat. We assumed it might be a little 7 bit of both. So then I went off to start an 8 acquisition strategy that was focused on one 9 micron optics that could be useful for 10 telecommunications, including for fiber 11 lasers, for one micron transmission and for 12 the industrial laser market. So a lot of 13 our investments, this whole business was 14 built by acquisition. It’s not a largest 15 and most profitable business in the company 16 and what we built was a vertically 17 integrated business step by step by step 18 from 2010 January ‘til today and it’s just 19 beginning. And when we put these two great 20 companies together, it will take another 21 step function change up. 22 But basically what we are doing is, we 23 are making pumps, passives, amplifiers, 24 channel monitors, OTDRs, tunable filters and 25 the whole suite of components that are

1 necessary for amplification, wavelength 2 management and we don’t make a switch until 3 we acquire CoAdna. But we have been 4 supplying optics for all the major switch 5 makers or all the switch makers, period. 6 So this is the way in which we have the 7 market segmented. We’re in every single 8 part of it, including the submarine market 9 for pumps and for filters. So here’s a cut-10 out of a line acquired. And all I’d like to 11 tell you is that, that whether it’s the 12 thermoelectric cooler, the laser, the laser 13 chip, the pump module, the fiber, the 14 gratings, the OTDR, everything that’s in 15 there except the fiber and the electronics, 16 we make. We believe we have the lowest cost 17 structure, the highest performance, and we 18 have been selling pumps and passives to our 19 competitors. While we compete with them at 20 the amplifier level, we sell pumps and 21 passives every day. And we enable our 22 competitors to make amplifiers. And by 23 doing that, it’s driven us, it’s driven our 24 technology roadmap. It drives our product 25 roadmap. It drives us to be the best we can

1 be. Make the best that money can buy and to 2 fully utilize all of our assets and the 3 return on R&D and the generation of IP. 4 It’s a challenge, because some customers 5 like to avoid us in that case. But for the 6 most part, if you make the best that money 7 can buy, it’s really difficult to stay away. 8 And we’re respectful and have high integrity 9 with regard to dealing with everyone, 10 including the customers. So, they’re 11 willing to come to us. This business is 12 growing considerably in the last two or 13 three years. 14 Okay. In performance products, it’s a 15 combination of silicon carbide substrates 16 for 5G wireless [unintelligible] devices. 17 And then in the future, for inverters, 18 traction inverters for all electric vehicles. 19 And that market is poised to take off. And 20 I believe it has the potential to be the 21 largest and longest-running bull market 22 ahead of the company for decades to come, 23 given the dynamics on energy and the 24 challenges associated with it. 25 So just quickly, we make a whole host

1 of products for the military, especially for 2 those that involve optics, infrared optics 3 for precision tracking, for targeting and 4 those kind of surveillance applications and 5 then the rest of it, silicon carbide 6 substrates, thermo-electric coolers and then 7 engineered ceramic materials. 8 Okay. I can pick up the pace. I told 9 you, we’ve done a large number of 10 acquisitions and here’s a history of those 11 acquisitions in the last 23 years. And we 12 don’t have the current acquisition in 13 progress on the slide. But this is what 14 we’ve been able to accomplish until now and 15 there’s been a step function increase in our 16 growth, this resulting. Growth and revenues 17 and growth and profits. Along the bottom, 18 I’d like for you to see, this is not the 19 rate of growth of our business. This is the 20 rate of growth of the markets. We like to 21 play and address high-growth markets. We 22 have to in order to be able to grow. And 23 they’re challenging because it does attract 24 a lot of capable competitors, who, as I said 25 on the phone, would love to compete.

1 So, here’s a sense of the largest and 2 fastest-growing markets, you see data 3 commerce is number one. You cannot easily 4 be in it without having a footprint that you 5 have and the trans receiver. The question 6 is, what else can we do? And I know that 7 there’s a lot of people that are thinking 8 about that and in the course of the last two 9 or three weeks or so, I’ve had the pleasure 10 to talk to a dozen or so of key management, 11 and I’m really excited about the things that 12 they’re dreaming about as well. 13 Okay. We are focused on making money. 14 You get a reputation, and whether it’s in 15 business or in life, the reputation we have 16 is to grow profitably. And when you get 17 that reputation, you don’t want that to 18 shake, and you don’t want to. So last 19 November 8th, we went out to the NASDAQ and 20 we had an investment day, and we told them, 21 at that time, here’s what we’re targeting to 22 do. Here’s our growth, our revenue growth 23 profile, and we said that, as we look out, 24 we’d like to be able to grow two-and-a-half 25 to four times GDP growth and revenue.

1 Sustain our revenue growth at two-and-a-half 2 to four times GDP but sustain our profit 3 growth at double that rate. So five to 4 eight times GDP. That’s a challenge. Take 5 no more revenue and make less money isn’t 6 what our shareholders have valued us at, 7 typically. And it’s not what we’re 8 interested in. We’d like to grow, but we’d 9 like to grow the revenue and the profit at 10 the same time. 11 Also, we gave them a sense for the fact 12 that we’re a capital-intensive business. So 13 we spend a good amount of money on capital 14 and not as much money on R&D as your company 15 does, but we provide a tremendous amount of 16 engineering support in the factory for NPI 17 work. So this level of—if you look at the 18 head count that we have working on R&D and 19 NPI projects, it’s a number which is greater 20 than this core R&D number of 7 to 11%. 21 Okay. We’re gonna move on. We have 22 over a thousand customers in our FY18, in 23 the earnings call that we had in, I guess in 24 August, I told the shareholders that in 25 fiscal year ’15, we had three customers who

1 bought more than $10 million dollars from us 2 in one year, in ’15. In our last fiscal 3 year, ’18, we had 26 that bought more than 4 $10 million from us. And those 26 bought 5 about 46% of everything we make. And it’s a 6 huge change in the last two or three years. 7 And the reason is because we have an 8 extraordinary team. It’s a really exciting 9 time and we’re getting a reputation that 10 we’d like to have as we build the brand and 11 the power of that brand a lot of the 12 customers that buy from one segment would 13 like to buy something from the other segment. 14 In some cases, they don’t even know that the 15 people on the other side were part of II-VI. 16 So that’s something I need to work on with 17 the team. But we really have a great list 18 of customers. The company was founded on 19 quality. Michael and I were at Huawei last 20 week. We met each other there. It was a 21 quality conference and it—if you’re going to 22 make the best that money can buy, it has to 23 start with this. And so we have a quality 24 policy in the company, and we stick by it. 25 So here’s the rationale for why were we

1 interested? And you can read it faster than 2 I can say it. We like to—the scale of the 3 market leadership of the combined companies. 4 We admire the journey that Finisar have been 5 on and the prospects that lie ahead. We 6 believe that, not only in these existing 7 markets but even in new markets, that we’ll 8 be stronger together than we will be 9 separately. We think that getting to the 10 marketplace faster, with a capability for 11 having in-house components, in-house optics; 12 they provide an advantage. And we think, 13 ultimately, that the combined companies, 14 once we get past the early phase of the 15 integration, we’ll have the scale to be able 16 to continue on, to continue investments in 17 capital, R&D for organic growth as well as 18 continue the M&A investments. The 19 combination of the two companies will make 20 for one of the largest flow tonics and 21 materials companies in the market. We have 22 over 11,000 employees in the company today. 23 Maybe, now more than 45 locations. I would 24 say, roughly, we have about 500 people in 25 Europe, maybe 600 people in Europe. About

1 2,500 or so people in the U.S. and all the 2 rest are in Asia and the largest 3 concentration of our employees in Asia are 4 in China. Second is in Vietnam. Third is 5 in the Philippines and fourth is in 6 Singapore. And we have sales offices in 7 Taiwan, Korea and then Japan. 8 Okay. The diversification of our 9 revenue is II-VI with communications being 10 38% last year, 96% for Finisar, and it’ll 11 get to 70%. Seems kind of rich in 12 communications. Not for your company. But 13 rich in communications from our experience. 14 We love it. We think the time is right. 15 The marketplace is going to inflect, in the 16 next two or three or four years, based on 17 the convergence of communications, computing, 18 consumer electronics and the automotive 19 market itself. All of those things are 20 going to conspire the drive, a demand over 21 the next three to five years and our belief, 22 is going to make this the right thing at the 23 right time. But long term, it would be our 24 style outside maybe three to five years, to 25 being thinking about balancing out the

1 portfolio to be a little bit less 2 concentrated in communications, over time. 3 But this seems like exactly the right thing 4 to do at this point. We believe we have 5 complimentary expertise. We focused on 6 materials and components and a little bit on 7 sub-systems. And Finisar focused a lot on 8 components and sub-systems and a little bit 9 on material. There’s a whole host of 10 markets. This is our focus. If you look 11 across telecom and datacom and you just look 12 across the portfolio and you’ll see what’s 13 in red and what’s in blue. It almost looks 14 like a perfect fit. There’s almost no 15 overlap. And even until we acquired CoAdna, 16 which there really still really isn’t any 17 overlap; it’s all complimentary. Wasn’t 18 even close. We’re focused on different 19 segments, same customers, which by the way, 20 AB—maybe seven or eight that I talked to on 21 Friday, the sense that I got from all of ‘em, 22 could be summarized by the call I had with 23 Marco Croche, Cisco Systems. When he 24 called—when he returned my call—he started 25 the conversation by saying, absolutely

1 phenomenal. And I think because the people 2 in the marketplace can see the 3 complementarity of having everything 4 together and the possibilities that may come 5 from that. And okay, 5G is coming, I don’t 6 need to explain this to anyone. Huawei told 7 us last week, they’ve already built 600,000 8 boxes. Each with 16 lines; that’s 10 9 million units. And over the next three to 10 five years, they may deploy as many as 200 11 to 300 lines. There’s a lot of—whether you 12 look at the fronthaul, the backhaul, the 13 middlehual and all around the RRU, we think 14 there’s going to optics galore, including 15 the switch. This is a very exciting time 16 for us to get our strategy and to get our 17 focus in order. And I’m anxious, once we 18 close, to be able to do that. Here’s a 19 little bit more about the portfolio and why 20 our customers would be so excited. And 3D 21 sensing is a lot talked about. It’s really 22 important in my mind. When we invested in 23 the Anadigics and EpiWorks fab, for those of 24 you who work on 3D sensing. When we 25 invested in it, everybody thinks that all we

1 were focused on was one product and one 2 customer. That’s just wrong. I love the 3 fact that there was a product and a customer 4 and a market in the making to drive the 5 technology. But what we were interested in 6 was building out an opto-electronic device 7 platform, so we could make RF-devices, GaN 8 HEMP devices, maybe even lasers in the 9 future, edge emitting lasers as well as 10 VCSELs. Not only for, not only for 3D 11 sensing for handsets but importantly, for 12 the VR-type applications and sensing 13 applications that we think will come when 14 the automotive market turns on. And we’re 15 excited about that possibility. We have, 16 together we have a lot of fabs. Everybody, 17 what are you gonna do with ‘em? And it’s a 18 really great question. I have spent my 35 19 years dealing with that problem. And the 20 one thing I want to do with them is build 21 them up. And the ones that are filled today, 22 that have world-class technology, and I’m 23 going to Fremont this afternoon for the 24 first time, and I’m really excited about 25 that. And Michael knows that I’m headed to

1 Jarfalla in less than four weeks. Well, I’m 2 hopeful to be able to go and see the team 3 there. I’m hopeful I’m going to find out 4 that they need additional investment. At 5 core they could grow the business even more 6 if they had it long term. Anyway, that’s a— 7 I’m not gonna go through the whole issue of 8 the transaction. Some analysts have 9 questioned whether or not the Chinese 10 authorities will give us the approvals that 11 are necessary. They wonder why do we have 12 to dilute the stockholders. And why do we 13 have to have leverage and besides the 14 uncertainty associated with China regulatory 15 approval, the dilution and the leverage, in 16 the short term, I think on the negative side, 17 those people who had some negative things to 18 say—here’s one at Lightcounting who views 19 this many ways the same way as I do, as a 20 merger of equals. And in a sense, but not 21 in a transaction sense. And then, you know, 22 at least at Cowen which picked up coverage, 23 II-VI, about six months ago. There’s the 24 headline for what they had to say. 25 Okay. Here’s a summary of my thinking

1 about the combination and what’s going to 2 come next is, as I said earlier, got to 3 listen. Understanding has to come before 4 being understood. Having done this for 20 5 times before, understanding has to come 6 before we’re understood. We need to 7 understand you before you understand II-VI. 8 So we need to listen and learn and 9 communicate frequently as openly as we can. 10 And we need to be guided by our process and 11 remind ourselves, the transaction’s not done 12 yet. There are a lot of things that need to 13 be put into place before it can happen. So 14 we’re working integration issues in a way 15 that we can. There’ll be some interaction 16 and engagement with people traveling between 17 the sites. I’m not only going through 18 Jarfalla. I’m going to go to Sweden, and 19 then I’m going to go to, I’d like to go to 20 Korea to see the LCOS fab. And then I’m 21 going to go to Wuxi and then I’m going to go 22 to Ipoh and then I’m going to go to Sydney. 23 I’m going to do everything all in one trip, 24 because our style and my style is to do 25 exactly that. And I’m hoping to be able to

1 communicate with as many people as possibly 2 can in a short period of time and explain 3 and be accountable to you, as to our 4 thinking. So that’s my story. Okay, okay. 5 [applause] 6 MR. HURLSTON: It is 10:45. Okay, 7 perfect. 8 MR. MATERRA: I can take any questions. 9 And a few gonna be great. You already 10 submitted your questions. You want me to 11 answer those first? Okay. [Crosstalk] I 12 hope I at least answered my view of the 13 strategic rationale for combination of the 14 companies. If I didn’t, please tell me. I 15 tried to answer why I think the two 16 companies combined will be better than the 17 two companies separate. This is—I had a 18 boss, Phil Anthony, probably one of the most 19 important people in semiconductor laser 20 technology. And when I went to work in 1988 21 for Phil and started working on VCSEL 22 epitaxial growth, that was my job 30 years 23 ago. And Phil told me that when I was 24 struggling to walk away from the avalanche 25 photodetector responsibility I had. Phil

1 told me, don’t get organized to fight the 2 last war. You get organized to fight the 3 next one. So, I think there’s a lot of next 4 ones that are coming that’ll be worthwhile, 5 really valuable for us to be able to 6 participate in together. 7 What will the name of the company, the 8 new company be, after the merger? Well, the 9 new company, I’m expecting, the company 10 that’s acquiring Finisar is II-VI. So I 11 don’t have any thoughts about anything 12 different than II-VI, as of today. 13 Will we still keep Finisar as the brand 14 name for our optical transceiver products? 15 Well I think it’s an example—I’ll tell you 16 two things—one, I don’t know who asked this 17 question, but this is my idea. And I don’t 18 know if it’s possible. I like it. I don’t 19 know if it’s possible. I don’t know if it’s 20 wise, but I like it. And it would be an 21 example of what I would expect the 22 integration team to bat around. How will we 23 be dealing with our branding? And the 24 marketing communications. The number one, 25 leading transceiver maker for 30 years, has

1 a powerful brand associated with it, why 2 take it away? That’s my thinking. So 3 that’s not a yes, except I think it’s a 4 great idea. Okay. 5 When will the transaction be completed? 6 Well, there’s a number of steps that we have 7 to go through and I don’t know all the steps. 8 But, in short, the shareholders of both 9 companies have to approve the transaction 10 and then the regulatory bodies, they have to 11 approve it. Anybody else, Chris, besides 12 those two groups of people? 13 CHRIS BROWN, FINISAR EVP & CHIEF 14 COUNSEL: That’s about it. 15 MR. MATERRA: Okay, okay. All right. 16 So, it won’t be over ‘til it’s over. But 17 anyway, for those people who are wondering 18 and expecting that the Chinese government 19 will not give us the regulatory approval 20 just because Lumentum hasn’t received 21 regulatory approval for Oclaro yet, it’s 22 only been nine months. I mean the 23 announcement came at OFC, on the first or 24 second day of OFC. I think it was nine 25 months ago. These things take time. I can

1 tell you that, I was in Fuzhou last Monday 2 and Fuzhou city, which is the capital city 3 of the Fujian province and for which Mr. Xi 4 was the mayor for a long time when he was a 5 younger man. I was there in our location 6 commemorating the inauguration of new 7 buildings. And met with the local and the 8 city government officials. I can tell you 9 there’s just a great excitement. Fuzhou and 10 our experience in China and being there has 11 really been fantastic. Joe told me on 12 Saturday night a very similar story about 13 Wuxi and I’m really looking forward to going 14 there. 15 Okay. Will the planning team consist 16 of leadership from both team, globally from 17 both companies, and how do I see them 18 working together? I hope so. Everything 19 about our company has been both, so I, I 20 would be disappointed if we pick an 21 integration team that isn’t a real good 22 cross section across the whole company. So 23 that would be my expectation. 24 The II-VI stock price dropped since the 25 announcement. Articles aren’t that positive

1 about it. Some of them are not. What are 2 your voies regarding the post-announcement 3 reaction? Let me tell you, we bought the 980 4 pump and the laser business from Oclaro and 5 when we bought it, before we bought it, we 6 went and did our due diligence. We had a 7 longer due diligence, that opportunity. 8 Early on, I was responsible for transferring 9 technology with my team to be able to make 10 the generation three 980 pump lasers for 11 AT&T submarine systems. I spent a lot of 12 time in the fab with a handful of my team 13 going back and forth. I knew what they were 14 capable of. I loved it. I loved it right 15 out of the chute. Everyone said the same 16 kinds of things the day after the 17 announcement. And everywhere I went for the 18 next six months, a lot of investors 19 basically asked, which kind of an idiot are 20 you? [laughter] And those kind of 21 questions, you have to expect those kind of 22 questions. Number one, the market was taken 23 by surprise. And the market doesn’t really 24 like surprises, but we didn’t have any other 25 option. And surprises are generally for

1 birthday parties not for stock markets. And 2 so, one, it was a surprise. And then, I 3 listed the other three things that they 4 surely would have some thoughts about—joint 5 regulatory approval, the share dilution of 6 the II-VI stock and then leverage. Those 7 are natural. I have to face the investors on, 8 on most questions as well. That comes with 9 the territory, but I’m very confident in our 10 strategy, and I’m confident in the teams, 11 and I get paid for looking after 11,000 12 people and a large number of shareholders, 13 and I’m looking forward to the day when I 14 have the opportunity to look after 25,000 15 people. And even more shareholders. And at 16 the end of the day, we get paid to create 17 long-term shareholder value. 18 If II-VI reacted every time someone 19 asked, why, why did you do such a stupid 20 thing? I don’t think we would have much of 21 a business, other than the core business 22 that we have today. I’m prepared to take it 23 all head on. 24 Okay. Many of you know about Chinese 25 government’s attitudes towards this merger?

1 I hope they get to know about it, and I hope 2 they are excited about it as we are. How 3 much confidence do I have that both 4 governments will approve this merger? It’s 5 hard to say. If Mr. Xi and President Trump 6 come closer to each other in time, I think 7 it’ll be a good sign for us, but even if 8 they don’t, I won’t take it as a negative 9 sign. We just need to run the course, run 10 the process, and that’s what we’ll do. 11 It’s written 150 million of expected 12 run rate quested energy realize in 36 months 13 and close. Please give more details, for 14 example, which years the savings will be 15 generated. I’m not prepared today to tell 16 you anything other than, we worked on it for 17 about two months. We put together a large 18 number of possible opportunities for synergy 19 and we went through the entire business plan 20 going forward for the next three years. 21 Extrapolated out the year four and five. We 22 do a five-year plan every year. Something 23 that most companies don’t do. Your company 24 doesn’t do it. But you put a three-year 25 plan together for the purpose of our

1 evaluation, extended it out five years, 2 based on that, we have to believe that—we do 3 believe, that this 150 million is achievable. 4 And on the slides that I presented to the 5 world on Friday, I said, 85 million of it 6 would be expected to come from synergies and 7 across the sales. That’s manufacturing 8 costs. And the other 65 million would come 9 from synergies and expenses. So that’s R&D, 10 marketing and sales, G&A, all of that. And 11 the synergies can come in a lot of different 12 ways. And we have to work through, in our 13 integration planning, it’s not gonna be a 14 secret. We have to work through the 15 integration plan. By the time we finish and 16 the close and announce peoples’ 17 relationships, we’re not gonna be sitting in 18 a back room saying, oh we got this 85 and 65, 19 and we’re not gonna tell anybody about it. 20 We need 25,000 people in the company to be 21 charged up while we’re going to get it. One 22 hundred fifty-million dollars in synergies 23 and savings with a multiple at 12 times the 24 earnings in the company, it’s a value to the 25 shareholders of over a billion dollars. And

1 every stockholder in the company, including 2 all the employees, should be excited about 3 that. 4 Do we see more products being 5 manufactured in the Ipoh or Wuxi factories? 6 Well, I hope we’re gonna have a lot more 7 products being manufactured there. We’re 8 investing a lot of money. Everyone in the 9 company is really excited whether it’s Lee 10 Xu or Julie. I talked to Matthias this 11 morning and, you know, they said, every 12 business unit leader in the company are 13 investing to be able to grow the business. 14 And the CTO of the company thinks there’s 15 even more opportunity on the horizon that’s 16 untapped. I think we’re gonna do more, not 17 less. And for our small team that visited 18 Ipoh and Wuxi, I can tell ya, they have a 19 scale from one to ten, and they can judge 20 Chinese factories and Asian factories, 21 including our own. They judge on a scale 22 from one to ten. They gave both Ipoh and 23 Wuxi facility. They gave Wuxi an eight and 24 Ipoh a nine, okay. So, that’s pretty high. 25 Higher than what they gave themselves, just

1 to be clear. That’s pretty impressive, but 2 we were also honest with each other about 3 things like that. 4 Do I foresee all employees and 5 operations being run as one company or do we 6 want to keep Finisar running independently? 7 I’m intending to integrate the companies. 8 How to integrate them to make them most 9 efficient? Number one, the most efficient 10 access to information that all 25,000 people 11 need to do their jobs. Access to 12 information is number one. Then how to 13 scale the company and leverage the things 14 that Finisar are really strong at. You 15 cannot do that by leaving by Finisar. 16 There’s no benefit—if we’re gonna leave 17 Finisar alone and not integrate it, we may 18 as well just—well, we wouldn’t be able to 19 pay the premium that we pay and offered to 20 pay and the board accepted. So I think 21 integration’s a key. 22 Will there be any layoffs as a result 23 of the transaction? If yes, will our 24 severance packages be followed? I don’t 25 know if there’ll be layoffs. There could be,

1 but we won’t know until we get the end of 2 our integration planning and we have to lay 3 all of it out. We—I can tell you this—with 4 our synergies, we assume that there may be 5 some efficiency gains but there is no plan 6 that says, oh have this number of people 7 here and maybe. And we have to think 8 through that. And if we do and we come to 9 that conclusion as a management team, I’ll 10 be the first person and maybe the only 11 person that stands up to say it, but at this 12 moment, we’re focused more on what we can do 13 together as opposed to what we cannot do 14 separately. Okay. 15 Will our corporate office move to 16 Saxonburg or remain in Sunnyvale? 17 [laughter] Okay that’s a great topic. 18 That’s a great topic. I want to tell you 19 the truth. That always and the truth about 20 this is, that when I became the third CEO of 21 the company, a few board members were 22 encouraging me to move the corporate 23 headquarters to the Bay area. And I, I 24 didn’t want to do that. The company culture 25 was—the company started in Western

1 Pennsylvania. People had an expectation for 2 a long time that the values, the thinking 3 and the like would be grounded in Western 4 Pennsylvania. And I thought maybe the 5 fourth CEO would move it to the Bay area. 6 Maybe the fourth CEO will move it to China. 7 I don’t know. But will not be able to 8 without divesting the military business, but 9 those things are possible, but I wasn’t 10 willing to do that. Not necessary for me. 11 In the last 10 years, I’ve spent more than 12 300 nights in a hotel, a year, more than. 13 And I’m not gonna embarrass myself by saying 14 how much more. I like to be—my headquarters 15 are where you are. And I’m not interested 16 in being in one place for people to come to 17 us. There’s a small group of people there 18 that have to go back and forth every day to 19 run things efficiently. For my style, 20 different may be different maybe than CEO 21 two and maybe CEO four. I’m not interested. 22 I love this job, and I love the job because 23 I love the people. And I’m not interested 24 in being in a headquarters unless the 25 headquarters are where the people are. So I

1 just opened up a regional headquarters at 2 II-VI in Sunnyvale, right down the street. 3 And I have an office there. I just got it 4 last week. [laughter] Yeah, it’s a smaller 5 office than the one Michael has. [laughter] 6 I’m quite, I’m quite happy with that. 7 I, I think that our approach, given all 8 the customers who are here, the people who 9 are here, and the importance of Silicon 10 Valley, you’ve got to have a mindset that 11 we’ll have two regional—we’re gonna have a 12 regional sales approach and have regional 13 headquarters. And when I’m here, I’m gonna 14 go in my office and ask people to help me 15 and talk to people. So I think—I hope I 16 answered the question. The official 17 location of the company or the official 18 registration of the company is in Saxonburg, 19 but I moved the 50 or 60 of us out of 20 Saxonburg last year to make room for 21 manufacturing, EUV lithography products. So 22 we actually lease space in an office 23 building halfway between Saxonburg and 24 Pittsburg. I’ve been in the office—I moved 25 into it last December. I’ve been in it

1 since last December. I’ve been in it seven 2 days. 3 Okay. How will the merger effect our 4 employee benefits, including our unvested 5 RSUs and future stock awards? I, I don’t 6 know. We had a lot of discussion about it 7 as part of the merger agreement. I would 8 ask—Chris can you help me answer that 9 question? You’re more qualified than I am. 10 MR. BROWN: Sure. I don’t have a 11 direct answer for you except it’ll all be 12 laid out in the materials filed with the SEC. 13 So, it’s coming. It’s—there is the merger 14 agreement that is on file with SEC. But it 15 will be laid out in better detail very 16 shortly. 17 MR. MATERA: Everybody asks, what’s in 18 it for me with my pay and my benefits and 19 the like, but it’s a good question. The 20 simple answer that we’ve always been guided 21 by, when we’ve done this, you hear about 22 some companies come in and make major 23 changes, right out of the chute. No 24 [unintelligible] for that. It’s unstable. 25 Nobody wants that, but over time, there may

1 be advantages to moving, for example, on to 2 a common healthcare plan. We’ll spend in 3 the company--you know how much you spend on 4 healthcare across the country? Over 20% of 5 pay. I think our healthcare costs around 6 the world in FY18 were 25 million. That’s 7 for 11,000 people. And a lot of the 8 employees have their healthcare paid in Asia 9 through a different mechanism than what we 10 have here. It’s a big expense. And if you 11 try to grow the profit faster than the 12 revenue, everything matters. And it’s not a 13 question of taking things away. It’s just a 14 question of migrating things on to a 15 platform. And that’ll be a challenge ‘cause 16 we’ve never—we’ve always been able to do it 17 with a couple hundred people, but we’ve 18 never done it before with an organization 19 that’s bigger than ours. I’m looking 20 forward to that, and I know I’m gonna have a 21 lot of help. 22 Okay, okay. I answered the questions 23 that I had. Are there other questions or 24 anyone want to see what time it is? Time 25 check.

1 MR. HURLSTON: 11:02 2 MR. MATERRA: 11:02. Two minutes over. 3 [laughter] 4 MR. HURLSTON: No questions, come on. 5 MR. MATERRA: Anyway. I look forward 6 to speaking with you again. Many of you I 7 may not get a chance to talk to in person. 8 I want to thank you for everything that 9 you’ll do. You’re gonna run the company in 10 your own due course. Follow Michael’s 11 leadership. I want to say I met Michael a 12 few months back for the first time. This 13 company’s really fortunate to have him as a 14 leader and having gotten a chance to know 15 Jerry before that, I know how well served 16 the company was him. Bob Stephens is 17 invited the chairman of II-VI and I to the 18 Finisar board meeting November 29th and 30th. 19 So that will be my first time to do that, 20 and I’m really looking forward to it. I 21 give a round of applause. I hope it’s a 22 strong finish to the quarter that Michael 23 will be able to do. [APPLAUSE] 24 25